eruditely

Unleash Your Knowledge and Creativity


The world is filled with talented, smart, and creative people who want to easily share their works and connect around common interests.


Writers have stories to tell and important ideas to express, while photographers capture the world through their cameras and inspire us with new perspectives.


Artists and musicians are all around us,
looking for ways to gain exposure for their creative work
while also earning a living.


Educators are working hard to open our minds and help us reach our full potential, while professionals in all walks of life have innovations to share and bring to market.


Search eruditely for knowledge and people...
eruditely
Landscape Photography
Music
Nature Photography
Music Video
Climate Change
Nasa
Washington State
FILTER BY FORMAT
2 VOTES
3 VOTES
What Sperm Whales Can Teach Us About Humanity
Hubble's 30th Anniversary
Matthew's F
Day: April 2
Solar Particle Storms
FILTER BY FORMAT
SORT BY DATE
A Perfect Sunset

Individually all of these people, including you and me,
are the world's greatest natural resource, and yet, we have no
single place that is specifically designed to share and earn
a living from our creative and intellectual property.

That is, until now...

Eruditely is the world's first publishing and social media platform that makes it possible to share your creative and intellectual property while simultaneously earning a living.

It has been designed from the ground up to help anyone to publish anything, and then put that into the hands of the person most interested!


Search eruditely for knowledge and people...
Landscape Photography
Music
Piano
Nasa
Climate Change
Washington State
Photography
Covid-19
Psychology
As you explore Eruditely it intelligently presents you with
new topics, people, and media in an infinite tree of knowledge.
This far exceeds the capabilities of any existing publishing
or social media platform in existence.
Eruditely is a platform with a purpose; it teaches, it inspires,
and it helps to support the content creators of the world!
2 KUDOS
1 KUDO
2 KUDOS
2 KUDOS
Watch SpaceX Live: Second
Launch America - Mission To
Bionic Eye, As Sensitive As
1 KUDO
2 KUDOS
2 KUDOS
3 KUDOS
Invasive Giant Hornets Have
Been Spotted In The US For
9 Magic Phrases That Will
Matthew's Photo Of The Day:
Color Theory For Noobs -

Eruditely Marketplace

The Eruditely Marketplace is a revolutionary tool that empowers publishers by connecting them with their audience while simultaneously driving sales.

An innovative invite system makes audience building easy while helping to exponentially grow the platform!

Eruditely Marketplace

Unleash Your Knowledge & Creativity

1. PUBLISH

Publish your intellectual and creative content and enter it into the marketplace

2. INVITE

Invite your personal and professional networks to support your content

3. CONNECT

Invited members are connected with your content to start exploring

4. SUPPORT

Invited members can show their support by purchasing your content

Business Model

In order to generate revenue Eruditely will leverage a subscriptions and credit packs system that has proven successful on other media publishing platforms (ex. stock photo, video, and audio sites).

In our case, we're simply applying this model to many other content formats such as articles, ideas, images, galleries, videos, audio, and collections of content (ex. educational video series).

Business Model

Here's How it Works:

1. When publishing content members have the choice to make it freely available, or to enter it into our Marketplace program.

2. To qualify for the Marketplace the member must own all intellectual property rights to the works being published, and they must maintain at least a 30% ratio of free content within their account.

3. When browsing Eruditely both free and Marketplace content is displayed side by side. Members may view all free content without restriction, but to view or download Marketplace content they must either maintain a subscription or purchase a single-use credit pack.

4. Credit packs are sold as both monthly subscriptions (ex. 200 credits per/month), or as single-use packs for use at any time. This provides the greatest flexibility to members based on their usage and media needs.

5. When viewing Marketplace content, the member is asked to approve the credits use, after which the appropriate number of credits is automatically deducted from their account.

6. All publishers on the platform are able to view their Marketplace sales and earnings from within their accounts. They may then deduct against that balance at any time.

Business Model

Here's Why it Works:

The strength of this business model is that it is well balanced on all sides of the transaction. Buyers have ultimate flexibility to purchase as much or as little as they need, saving money through subscriptions, or being more conservative through single-use credit packs.
The use of credits to view content is extremely democratic, allowing members to financially support the publishers they value most.

By using credits, we are able to assign appropriate values to different types of content. For example, an article may be worth 5 credits, while a photo is 2 credits, and a collection of content (ex. educational video series) is 20 credits. Combined with a wide variety of credit packs and subscriptions we can then generate enough revenue to support publishers while remaining highly profitable.

Business Model

Making Money with Credit Packs

$10/mo
Avg. Subscription

$120
ARPU

250K Members
$30M
ARR

Subscription Credit Packs

$20x5
Avg. Single-Use

$100
ARPU

250K Members
$25M
ARR

Single-Use Credit Packs

500K Members
$55M
Total ARR

The figures above are projections based on one year of revenue and with a goal to reach within four years

Business Model

Revenue Share Use Cases

Publisher	1 Month Sales	Gross Revenue	Publisher Share	Eruditely Share
	14 Articles 10 Ideas 3 Galleries 8 Videos 12 Collections	$42 @ $3 ea $10 @ $1 ea $15 @ $5 ea $24 @ $3 ea $180 @ $15 ea	**$162.60** 60% Revenue Share	**$108.40** 40% Revenue Share
	26 Images 15 Galleries 10 Videos 9 Collections	$52 @ $2 ea $75 @ $5 ea $30 @ $3 ea $135 @ $15 ea	**$175.20** 60% Revenue Share	**$116.80** 40% Revenue Share
	17 Videos 24 Audio 5 Collections	$51 @ $3 ea $72 @ $3 ea $75 @ $15 ea	**$118.80** 60% Revenue Share	**$79.20** 40% Revenue Share

The figures above are hypothetical examples to demonstrate the revenue share and do not represent actual sales

Competitive Advantage

Eruditely is the first platform to combine publishing, social media, and an intellectual property marketplace.

Simply put, this is an entirely new form of social media which gives Eruditely a unique competitive advantage!

Competitive Advantage

Only One Platform Does it All!

Explore Unlimited Topics
Find People Knowledgeable in Subjects

Publish Articles, Ideas, Images, Galleries, Videos, Audio, Links, and Questions

eruditely

Support Writers, Photographers, Artists, Musicians, Educators, Students, and Professionals

Earn Money from Your Creative Content
Help People Learn and Grow

Strategic Timeline

Our Milestones and Next Steps

2016 – Eruditely is founded and initial ideation work begins

2017 – Development of the platform and infrastructure at AWS begins

2018 – The development team grows and core features are completed

2019 – The first investors come onboard and the platform goes live in June

2020 Q1 – People all over the world have registered and published content

2020 Q2 – Development of the Marketplace begins and prep for Wefunder

2020 Q3 – The first major funding round is launched via Wefunder

2020 Q4 – The user base grows and the Marketplace program goes live

2021 – Eruditely grows exponentially and generates first revenue

The future milestones and next steps above are projections with no implied guarantees

Our Team

Making a Smarter World



Michael Samson

Founder & CEO

Over 23 years of experience creating, engineering, and building on the internet. Successful launch and sale of two prior internet ventures. Composer of three solo piano albums. Proudly obsessed with making the impossible possible!



Mandy Samson

Co-Founder

The strategic "compass" at Eruditely, keeping the project on course and true to its ethos. Partner in two prior internet ventures with Michael Samson.
Creator of brilliant taglines and a proud mother!

Our Team

Making a Smarter World



Chandan Chaudhary

Engineering Director

Over a decade of experience in back-end web applications development and architecture.

Capable of coding anything we can think of and making it infinitely better.



Houman Adabi

Advisor

20+ years of experience in leveraging technology to solve business challenges. Currently the SVP and General Manager in charge of three software products as part of a 45M private equity portfolio leading sales, product development, and services.



Matt Strieby

Advisor

Trusted advisor at Eruditely and Michael Samson's longtime friend and consultant.

Good listener. Artist, designer, and obsessively curious student of the natural world.

Our Investors

Thank You for Your Support



Admiral Flunder



Alexandra Norton



Chris Jorgensen



Emma Emch



Eran Amir



Harley Darocha



Houman Adabi



Lance Kawesch



Matt Strieby



Matthew Norton



Michael Eisenwasser



Michael Wanaka



Patrick Young



Tanya Mendes



Torrey Tayenaka

THANK YOU

Please support our efforts to make the world a smarter place!

Corporate@Eruditely.com eruditely.com

Eruditely, Inc. Washington C-Corp